UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 16, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

9/29

BY FACSIMILE AND MAIL
Enclosure

RECEIVED
2004 SEP 29 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 10, 2004
UFJ Holdings, Inc.

UFJ Holdings, Inc. Revises Forecasts for the Fiscal Year Ending March 31, 2005

UFJ Holdings, Inc. ("UFJ Holdings") today revised its non-consolidated and consolidated financial forecasts for the fiscal year 2004, ending March 31, 2005, and for the interim period as follows.

Since the new management team took office in June this year, UFJ Holdings has placed the resolution of non-performing loan problem at the top of management priorities and has been tackling the issue very aggressively. In order to fulfill its public commitment, UFJ Holdings made organizational changes and has been implementing aggressive measures to revitalize troubled borrowers particularly large ones. As a result of that, more-than-expected credit related expenses are incurred and thereby UFJ Holdings, UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") are expected to post net losses.

In addition, UFJ Holdings is expected to post a significant non-consolidated loss as a result of an impairment of UFJ Bank and UFJ Trust shares it holds, due to significant net losses at these subsidiaries. UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities. Although we believe it is inevitable to incur a significant credit related expenses in the current fiscal year in order for us to regain market confidence, the management takes the suspension of dividend payment very seriously.

As is announced separately today in "UFJ Announces Measures Aimed at Improving Profitability", we will clarify where responsibility lies and implement drastic restructuring measures on management and employees.

Through these measures we shall make every effort to return to profitability and resume dividend payments as early as possible.

1. Non-consolidated Forecasts for FY 2004

(Billions of Yen)	Total Income		Ordinary Profit		Net Income	
	Interim Period		Interim Period		Interim Period	
Previous Forecast (May 2004)	5.0	35.0	0.0	26.0	0.0	26.0
Revised Forecast	4.7	7.1	0.2	(1.7)	(3,016.0)	(3,030.0)
Change from the previous forecast	(0.3)	(27.9)	+0.2	(27.7)	(3,016.0)	(3,056.0)
% Change	(6.0%)	(79.7%)	-	(106.5%)	-	(11,753.8%)

<Reason for Revision>

- This is due to an impairment on the shares of UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") held by UFJ Holdings caused by a large decrease in net assets of these subsidiaries, because UFJ Bank and UFJ Trust have posted and are expected to post significant losses.

2. Consolidated Forecasts for FY 2004

(Billions of Yen)	Total Income		Ordinary Profit		Net Income	
	Interim Period		Interim Period		Interim Period	
Previous Forecast (May 2004)	1,200.0	2,300.0	170.0	460.0	120.0	330.0
Revised Forecast	1,200.0	2,300.0	(570.0)	(400.0)	(780.0)	(670.0)
Change from the previous forecast	-	-	(740.0)	(860.0)	(900.0)	(1,000.0)
% Change	-	-	(435.3%)	(187.0%)	(750.0%)	(303.0%)

<Reason for Revision>

- UFJ Bank and UFJ Trust are granting support to large borrowers for early revitalization in order to achieve the reduction target in problem loan balance by the end of the current fiscal year. In such process a significant loss is expected mainly because UFJ Bank and UFJ Trust shall incur more-than-expected credit related expenses.

3. Dividend Forecasts for FY 2004

Common Stock

(Yen per Share)	Interim Dividend	Year-end Dividend	Total Dividend for the Year
Previous Forecast (May 2004)	0	2,500	2,500
Revised Forecast *Change from the previous forecast*	0 -	0 (2,500)	0 (2,500)

Preferred Shares

	(Yen per Share)	Interim Dividend	Year-end Dividend	Total Dividend for the Year
Class I	Previous Forecast (May 2004)	0	37,500	37,500
	Revised Forecast *Change from the previous forecast*	0 -	0 (37,500)	0 (37,500)
Class II	Previous Forecast (May 2004)	0	15,900	15,900
	Revised Forecast *Change from the previous forecast*	0 -	0 (15,900)	0 (15,900)
Class III	Previous Forecast (May 2004)	0	68,750	68,750
	Revised Forecast *Change from the previous forecast*	0 -	0 (68,750)	0 (68,750)
Class IV	Previous Forecast (May 2004)	0	18,600	18,600
	Revised Forecast *Change from the previous forecast*	0 -	0 (18,600)	0 (18,600)
Class V	Previous Forecast (May 2004)	0	19,400	19,400
	Revised Forecast *Change from the previous forecast*	0 -	0 (19,400)	0 (19,400)
Class VI	Previous Forecast (May 2004)	0	5,300	5,300
	Revised Forecast *Change from the previous forecast*	0 -	0 (5,300)	0 (5,300)
Class VII	Previous Forecast (May 2004)	0	11,500	11,500
	Revised Forecast *Change from the previous forecast*	0 -	0 (11,500)	0 (11,500)

<Reason for Revision>

- Significant decrease in earned surplus available for dividend due to substantial deterioration in UFJ Holdings' financial performance disenables dividend payment. Regrettably for both common stock and preferred shares, dividend payments will be suspended. Dividend payment on preferred securities issued by UFJ Holdings' subsidiaries will also be suspended.

Appendix 1

Consolidated Earnings Forecasts for Fiscal Year 2004

(Billions of Yen)	Forecasts (Non-consolidated)							Previous Forecasts as of May 2004	
	UFJ Bank and 2 Subsidiaries[1]		UFJ Trust and its Subsidiary[2]		Total				
	Interim		Interim			Interim		Interim	
Business Profit[3]	330.0	660.0	35.0	85.0		365.0	745.0	383.0	828.0
Gains and Losses on Stocks[4]	(185.0)	(185.0)	5.0	(20.0)		(180.0)	(205.0)		
Ordinary Profit/Loss	(610.0)	(570.0)	(85.0)	(35.0)		(695.0)	(605.0)	145.0	386.0
Net Income/Loss	(750.0)	(745.0)	(130.0)	(80.0)	A	(880.0)	(825.0)	111.0	301.0
Credit Related Expenses[5]	(755.0)	(1,050.0)	(110.0)	(80.0)		(865.0)	(1,130.0)	(210.0)	(380.0)
Net Income of UFJ Holdings and Consolidated Subsidiaries[6]					B	100.0	155.0		
Consolidated Net Income/Loss				C=A+B	C	(780.0)	(670.0)	120.0	330.0

Key highlights:

- Business profit for subsidiary banks (aggregate of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE) for fiscal year 2004 is expected to be Yen 745 billion, which is smaller than the previous forecast in May 2004 by Yen 83 billion, due to decrease in gains on bonds reflecting an increase in long-term interest rate, despite of the steady performance at core businesses.
- Losses on stocks are expected to be Yen 205 billion mainly due to an impairment, in the interim period, in preferred shares subscribed by UFJ Bank to support customers.
- Ordinary loss of subsidiary banks is expected to be Yen 605 billion for fiscal year 2004. After considering items such as extraordinary gains and losses and corporate taxes, etc., net loss of subsidiary banks is expected to be Yen 825 billion, which is smaller than the previous forecast by Yen 1,126 billion. Principal factor in the difference between ordinary loss and net loss comes from reduction in deferred tax assets.
- Credit related expenses of subsidiary banks are expected to be Yen 1,130 billion for fiscal year 2004 and Yen 865 billion for the interim period, which are larger than the previous forecast by Yen 750 billion and Yen 655 billion respectively. This is due to the fact that more-than-expected credit cost is likely to be incurred in the process of aggressive revitalization of large borrowers in order to reduce problem loans ratio below 4% as targeted by the end of current fiscal year. (Please refer to Appendix 3 for details)
- Performance of consolidated subsidiaries excluding UFJ Bank, UFJ Trust, UFJSP, UFJEI and UFJTE is expected to be steady in general. Net income of UFJ Holdings and its consolidated subsidiaries is expected to be Yen 155 billion for fiscal year 2004 and Yen 100 billion for the interim period. These figures are after adjustment as they include such items as income from transactions within the group which should be offset in consolidation. The huge loss appears in the forecast for UFJ Holdings' non-consolidated net income is offset in such adjustment process.
- As a result, the consolidated net loss of UFJ is expected to be Yen 670 billion for fiscal year 2004 and Yen 780 billion for the interim period which are smaller than the previous forecast by Yen 1,000 billion and Yen 900 billion respectively.

---

[1] The two subsidiaries are UFJ Strategic Partner, Co., Ltd. ("UFJSP") and UFJ Equity Investments Co., Ltd. ("UFJEI").
[2] The subsidiary is UFJ Trust Equity Co., Ltd. ("UFJTE").
[3] Business profit prior to net transfer to general reserve
[4] Total amount of gains on sales, losses on sales and revaluation losses on securities
[5] Includes net transfer to general reserve, credit costs and collection of written-off claims (the figures of UFJ Trust are aggregate of banking and trust accounts)
[6] Consolidated subsidiaries excluding UFJ Bank, UFJSP, UFJEI, UFJ Trust, and UFJTE.

Appendix 2

Reason for the Revision in Non-consolidated Earnings Forecasts of UFJ Holdings

- UFJ Holdings is expected to post a non-consolidated loss of nearly Yen 3 trillion for both fiscal year 2004 and the interim period. This is due to the disposal of unrealized loss on stocks of subsidiary banks.

- Stocks of UFJ Bank and UFJ Trust held by UFJ Holdings are securities without market price. Fair prices of these stocks are calculated in accordance with the net assets of the banks. Both banks have posted losses in the past and expect significant losses in the current interim period, which further reduce net assets. Because such reduction in net assets significantly decrease fair prices of both banks compared to original acquisition values, book values shall be reduced in the current interim period.

- Realization of the losses on stocks of subsidiary banks is offset in consolidation process. Thus it does not affect anything on consolidated performance and BIS capital ratio, etc. of UFJ Holdings.

Appendix 3

Problem Loans

□ Credit Related Expenses (Combined for 2 Subsidiary Banks and UFJSP)

	FY 2003		FY 2004 (Revised Forecast)		FY 2004 (Forecast as of May 2004)	
	Interim		Interim		Interim	
Credit Related Expenses	(243.8)	(1,311.5)	(865.0)	(1,130.0)	(210.0)	(380.0)

Key Highlights

- UFJ Group places the resolution of problem loan issues at the top of priorities for management. UFJ Group is tackling with problem loans intensively in the first half of FY 2004 so that it will reduce problem loan ratio below 4% by the end of the current fiscal year.
- Especially for the large borrowers we have been prepared to implement aggressive measures in the first half of FY 2004. After thoroughly revising existing revitalization plans for large borrowers, new plan for support or disposal in each individual company is determined. In such process in order to ensure early and certain revitalization we decided to implement sufficient financial preparations.
- As a result, credit related expenses are expected to be Yen 1,130 billion for fiscal year 2004 and Yen 865 billion for the interim period which are larger than previous forecasts by Yen 750 billion and Yen 655 billion respectively.

□ Problem Loans Outstanding (Combined for 2 Subsidiary Banks and UFJSP)

	September 30, 2003	March 31, 2004	June 30, 2004	September 30, 2004 (Revised Forecast)	March 31, 2005 (Revised Forecast)
Problem Loan Ratio	8.14%	8.50%	10.24%	Around 10%	Below 4%

Key Highlights

- Problem loan ratio increased to above 10% at the end of the first quarter of FY 2004 due to downgrading of some borrowers following the above-mentioned newly prescribed plans for support or disposal in individual companies. We are making steady progress as we formulated new support plans for some borrowers and plans are close to completion for other borrowers. For most of the troubled borrowers though, as actual implementation of financial support has to be in the second half of FY 2004, problem loan balance and ratio at the end of September 2004 will be similar to those at the end of June 2004.
- In the second half of FY 2004, as a top management issue, we will keep addressing large borrowers aggressively, thereby reduce problem loan outstanding for large borrowers and finalize reduction.
- By these process we will decrease problem loan ratio to below 4% as initially targeted by the end of the current fiscal year.

Appendix 4

Revised Forecasts for Dividends

- UFJ Holdings previously forecasted to pay predetermined dividends for preferred shares and Yen 2,500 dividend per common share. However, because UFJ Holdings expects to post a significant net loss for fiscal year 2004 on non-consolidated basis and may not secure an earned surplus available for dividends, it cannot help but suspending dividend payments for both common and preferred shares. Dividends on preferred securities issued by UFJ Holdings' subsidiaries will also be suspended.
- Particularly UFJ Holdings takes the suspension of dividend payment for preferred shares including those purchased by public funds very seriously. Therefore, as is announced separately, UFJ Holdings clarifies where responsibility lies in management and implements thorough restructuring measures such as the significant cut in employees' bonuses.
- Because UFJ Holdings suspends dividends for preferred shares, it is expected that voting rights to accrue to preferred shareholders from the ordinary general shareholders' meeting held in FY 2005. Voting rights for preferred shares purchased by public funds will be approximately 12% of the whole voting rights.
- To obtain shareholders' understandings on the group's management policy including the proposed management integration with the Mitsubishi Tokyo Financial Group, Inc. ("MTFG"), UFJ Holdings will continue to implement management strategy which leads to increase in shareholder value.

Risk Adjusted Capital Ratios

	FY 2003		FY 2004 (Forecast)	
	Sept. 30, 2003	Mar. 31, 2004	Sept. 30, 2004	Mar. 31, 2005
UFJ Holdings (Consolidated)	11.36%	9.24%	Higher 8%	Around 9%
UFJ Bank (Consolidated)	11.09%	8.36%	Mid 8%	Mid 8%
UFJ Bank (Non-consolidated)	11.39%	8.43%	Lower 8%	Lower 8%
UFJ Trust Bank (Consolidated)	10.59%	12.34%	Higher 10%	Mid 13%
UFJ Trust Bank (Non-consolidated)	10.96%	12.82%	Lower 11%	Around 13%

UFJ Holdings, UFJ Bank: international unified standard
UFJ Trust Bank: domestic standard

(UFJ Holdings today entered into an agreement with MTFG regarding preferred shares of Yen 700 billion to be paid by September 29, 2004 which are issued by UFJ Bank and wholly subscribed by MTFG. The above mentioned figures for September 30, 2004 and March 31, 2005 are forecasts based on the said capital injection of Yen 700 billion.)

- Despite of the significant losses posted by UFJ Holdings, UFJ Bank and UFJ Trust, risk weighted capital ratio will be kept in excess of 8% for each entity.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.

Basic Policy Regarding Management Integration: Aiming at One of the "Global Top 5"

Tokyo, September 10, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG, President and CEO, Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ, President and CEO, Ryosuke Tamakoshi) have today formulated and agreed the following basic policy regarding management integration of MTFG and the UFJ Group. The new group will create Japan's "premier comprehensive global financial group" that is competitive worldwide, providing high quality products and services to customers. The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

I. Aspirations of the New Group

- **Become One of the "Global Top 5"**

  The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

  The combined market value of MTFG and UFJ Group will be approximately 9.0 trillion yen , which we believe will be the largest among the Japanese financial institutions and will rank around the tenth-largest among the global financial institutions worldwide.

  - In order to rank within the top five in the world, the group must significantly expand its profitability. With MTFG's and UFJ Group's potential for high profitability and synergy and streamlining effects expected to be realized through the integration, along with the implementation of the new group's growth strategy, we believe that it will be possible for the new group to break into the "Global Top 5" within three years of the integration.
  - The new group aims to break into the "Global Top 5" by achieving the maximum level of integration effect as early as possible.

- **Five Competitive Advantages to Break into the "Global Top 5"**

  The new group will be the first comprehensive, integrated financial group in Japan comprising commercial banks, trust banks and securities companies, as well as credit card companies, consumer finance companies, investment trust companies, lease companies and foreign banks (Such as Union Bank of California, N.A.).

  The new group will commit its management resources and efforts to strive to be a comprehensive, integrated financial group that is dedicated to serving its clients

and winning their trust. Under this "client focused" philosophy, the new group will aim to become one of the "Global Top 5" based on the five competitive advantages discussed below, which are not found in other Japanese financial groups.

- Japan's Preeminent Global Banking Network

  - The new group will serve its customers' diverse financial needs worldwide using its solid domestic network as well as its leading global network covering over 40 countries worldwide staffed by experienced personnel familiar with local business customs.

  - The new group's domestic corporate and retail clients will have access to world-class products and services such as those offered by UnionBank of California, N.A. , Manulife group,etc.

- Strong Business Foundation Based on Our Retail Deposits and Diverse Customer Base

  - The large increase in retail deposits (approximately 60.0 trillion yen: total amount on a simple combined basis) reflecting our reliability is expected to be a source of improved earnings in the rapidly growing retail segment. The new group's strong customer base will be an important asset to actively expand the trust and investment banking services in corporate banking business.

  - By providing a wide range of financial products and services as an integrated group to our diverse customer base, the new group aims to significantly enhance its profitability and competitiveness.

- Strong Financial/Capital Foundation

  - Compared to other major Japanese financial groups, the equity capital of the new group is expected to be less dependent on public funds and deferred tax assets. The new group plans to repay public funds in the near future and aims to implement its growth strategy under independent management.

  - MTFG has been a leader among Japanese financial groups in achieving large-scale reductions of non-performing loans. The new group will continue these efforts to achieve financial soundness.

  - The strong financial/capital foundation of the new group will not only enable the group to assume larger risk positions but also allow management resources to be fully devoted to business initiatives,

both of which will fuel increased profitability and enhanced shareholder value.

- Highly Complementary Businesses and Networks

  - The new group will be optimally positioned to realize integration synergies and strengthen its customer base and business foundation in a well-balanced manner due to the highly complementary nature of MTFG's and UFJ's businesses and branch networks and minor impact on the customer/business base resulting from the consolidation of overlapping outlets.

  - The new group will enhance customer convenience through the balanced development of branch networks primarily in the Tokyo metropolitan, Chubu and Kansai areas.

  - The new group will be able to provide a broad range of services to its customers due to the complimentary nature of the various services provided by each of the group companies, including the banks, trust banks and securities companies.

- Strong Corporate Governance and Transparent Management Appropriate for an NYSE-listed Company

  - As the only Japanese bank holding company listed on the NYSE, MTFG has been strengthening its internal controls and its compliance with the U.S. Sarbanes-Oxley Act. The new group will continue to implement a strong corporate governance system and conduct transparent management at a level expected of a leading global financial institution.

  - Keeping in mind its role as a major corporate citizen, the new group will implement appropriate Corporate Social Responsibility (CSR) policies to support sustainable growth.

II. Operational Framework

The new group will establish the operational framework described below in order to maximize its strengths. The strategic initiatives for each business segment are described in the attached document.

- **Region-Specific Development and Operations**

  While maximizing the utility of the two groups' complementary regional networks in the Tokyo metropolitan, Chubu, Kansai and other regions, the new group will tailor its services to meet regional needs in these areas. The new group

will also seek to restructure its management system to better service regional needs.

- **Introduction of Consolidated Operational Framework**

  Each company in the new group, including the banks, trust banks and securities companies, will collaborate to aggressively implement the "Group Integration Strategy" in order to offer financial services that meet the needs of all customer segments in a unified, flexible manner. The new group will introduce a "Integrated Business Operational Framework" in order to enable it to make timely and unified decisions and maximize the integration synergy while implementing the optimal approach for each customer segment.

III. Enhancing Integration and Management Efficiency

The new group will seek to maximize integration efficiency and speed by taking advantage of the highly complementary nature of MTFG's and UFJ's businesses. The new group plans to establish operational tie-ups between the two groups in various business areas before the formal October 2005 integration date.

- **Integration Efficiencies**

  - After a review of the domestic and overseas branch/office network, the staff and operations/systems, the target is to realize a cost reduction of approximately JPY200 billion to JPY250 billion per year through the integration.

Reference: Consolidated General and Administrative Expenses for the Fiscal Year Ended March 31, 2004

JPY billion

MTFG	UFJ	Total
980.4	726.4	1,706.8

- **Head Office Integration and Streamlining**

  - The new group will integrate and streamline the head office functions and focus its management resources on achieving efficiency at the operational level. In addition, the organizational structure will be streamlined and management roles, responsibilities and reporting lines will be clearly delineated to enhance effective and timely decision-making.

- **Increasing Branch-Network Convenience and Efficiency**

  - The new group will seek to enhance the efficiency of its branch network by consolidating overlapping outlets, while ensuring that customer convenience and service levels are not compromised.

- In particular, the new group will focus on the consolidation of outlets in the Tokyo metropolitan area, where there are more overlapping outlets. At the same time, we will strengthen our customer interface network by leveraging the strengths of each of our channels: ATMs, TV windows (ACM), call-centers and direct banking.

- Overseas, the group will enhance its overall efficiency by seeking to consolidate overlapping outlets at the time of the integration while at the same time strive to strengthen its network to enhance the services provided to customers.

- The new group will seek to utilize its service channels more effectively. For example, the new group will establish joint-outlets in order to minimize costs while providing one-stop shopping for banking, trust banking, securities and other financial services.

- **Efficient Staff Relocation**

  - The new group expects to reduce or redeploy approximately 10,000 personnel, mainly through the streamlining of back-office operations in the headquarter office. In terms of the redeployment of staff and resources, the new group plans to focus on strategic areas such as retail, small business, investment banking and asset management and servicing, to bolster earning power.

Reference: Consolidated Employees as of March 31, 2004

MTFG	UFJ	Total
43,627	34,269	77,896

- **Integrated Operations and Systems**

  - From the first day of the integration, the new group will strive to provide seamless delivery of the same services that customers have previously enjoyed by initially maintaining the domestic account systems of both groups. We are planning to integrate market-related and overseas systems at an early stage.

  - The new group will adopt a uniform standard for operations and systems while prioritizing improvements in function, quality and safety, and will aim to reduce the group's overall infrastructure costs.

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

1. Retail Banking Strategy

The new group's retail operations will place equal emphasis on improving customer convenience and enhancing shareholder value. The new group will seek to build a retail brand on par with that of leading banks worldwide, and to provide our customers with world-class retail services. We aim to achieve these goals by leveraging the complementary strengths of the two groups and gaining customer trust through the maintenance of a strong financial base and clear, consistent manner management.

(1) The highest level of customer service

(a) A non-redundant branch network tailored specifically to local needs

- The new group will aim to establish a balanced branch network, with a focus on Tokyo, Osaka and Nagoya, Japan's three major metropolitan areas. Utilizing this network, the new group will strive to surpass competing Japanese banking groups in customer convenience.

- Since the two groups have a relatively small number of redundant branches, we will seek to minimize both the number of branches to be consolidated and any resulting adverse impact on customer convenience.

- The new group will introduce services tailored specifically to meet the needs of local communities.

Number of Staffed Branches by Area (As of March 31, 2004)

(Unit: No. of Branches)

	Metropolitan Tokyo	Chubu	Kansai	Others	Total
New Group	**454**	**155**	**221**	**87**	**917**
BTM+UFJ Bank	350	127	171	25	673
MTB+UFJ Trust	41	9	17	20	87
MS+UFJ Tsubasa	63	19	33	42	157

NOTE:Total number of existing branches; includes satellite branches

(b) Integrated financial services strategy encompassing banking, trust, and securities services

- One-stop shopping for financial services designed to meet the increasingly diverse and sophisticated needs of our customers.

(c) Operational strategy tailored to individual customer segments

- Customer needs will be identified and accurately met on a segment-by-segment basis. Products and services will be tailored specifically to each

segment and delivered to the end-customer through the most appropriate channel available.

- Through measures such as expanding the number of access points where customers can obtain cash, the new group will pursue a cutting-edge mass retail strategy designed to enhance customer convenience and increase competitiveness.

- Customers who maintain balances that exceed a predetermined amount will be assigned a trained advisor who will assist the customer in selecting and/or developing products and services tailored to meet his/her specific financial needs.

• Operational strategy that leverages MTFG's and UFJ Group's respective strengths

  - MTFG or UFJ Group is currently the market leader among the four major Japanese banking groups in terms of year-on-year increases in mortgage loans, individual deposits, foreign currency deposits and growth in assets held in investment trusts and investment trust sales. We plan to expand upon these existing strengths and develop unique new businesses going forward.

  - In areas where we expect continued growth in consumer demand — notably in individual annuities and investment trusts stocks/mutual funds — the new group will provide a variety of products and services at a level of quality equal to those offered by our global competitors, while giving due consideration to relevant compliance issues.

Main Products Services(As of March 31,2004)

(Unit: JPY100 Million Yen)

			MTFG+	SMBC	Mizuho
	MTFG	UFJ	UFJ		
Individual Loan Deposits	83,454	109,599	193,053	138,759	123,356
YOY Increase / Decrease	6,003	7,132	13,135	2,100	(5,131)
Individual Savings Deposits	334,023	267,543	601,566	316,318	304,653
YOY Increase / Decrease	12,379	1,719	14,098	4,216	(1,637)
Individual Foreign Currency Deposits	9,441	5,375	14,816	5,713	N.A.
Total Individual Annuities	3,609	2,540	6,149	4,829	N.A.
Individual Investment Trusts	13,872	10,163	24,035	20,057	12,145
YOY Increase / Decrease	4,917	1,744	6,661	3,308	3,135

NOTE: banking and trust businesses only (excluding securities business)

Data of Other Banks:Based on IR materials and disclosure-related publications of other banks.

"Individual Investment Trusts"data excerpted from Kinyu Zaisei Jijo weekly .

- MTFG currently plans to become the first major Japanese bank to issue its own credit cards in October 2004 after the strategic business and capital alliance with ACOM CO, LTD., a leading consumer finance company, while UFJ is already a leader in the credit card industry. The new group will combine these strengths to become a leader in the consumer finance business by providing cutting-edge, high-quality products and services.

- As one of the providers who handles the most testamentary trust transactions, the new group will provide a variety of services related to real estate and asset succession that leverage its ability to identify and meet the individual needs of each customer.

Main Trust Products and Services (As of March 31,2004)

(Units: No.of Cases / JPY100 Million Yen)

	MTB	UFJTrust	MTFG+ UFJ	Sumitomo Trust	Mizuho Trust
Testamentary Trust Contracts with execution	8,626	5,423	14,049	1,953	4,877
Real Estate Commissions	56	23	80	N.A.	N.A.

NOTE: "Real Estate Commissions"are actual figures of a housing sales subsidiary for fiscal 2003.

Data of other Banks:Excerpt from the Nikkei Financial Daily.

- We will take advantage of the opportunities created through deregulation in our securities brokerage business. Customer convenience levels will improve from widespread implementation of a one-stop shopping approach to product and service delivery.

(d) Maximize our overseas network to expand our global business

- While operating in Japan, the new group will be able to provide domestic customers with products and services that meet global standards by leveraging our strong overseas network. Our network includes UBOC (Union Bank of California; A Rating), a U.S.bank of the MTFG group , as well as the Manulife Group, a leading global provider of insurance products (AA+ Rating) with whom MTFG formed a business and capital alliance this January.

(e) Provide cutting-edge customer services while maintaining customer security

- Bank of Tokyo-Mitsubishi plans to become the first mega-bank to issue a multi-use card that uses biometrics to identify the owner upon launching this service in October 2004. We will provide cutting-edge services which will fundamentally strengthen the security of our accountholders.

- UFJ Bank is also planning to strengthen its card security system and the new group will be in a position to provide new innovative services leveraging the latest technology.

(2) Growing shareholder value

(a) By achieving healthy gross margins and lean operating expense ratios, we aim to rapidly increase the group's profitability to levels equal to those of the world's retail banks.

- Building on the positive effects generated through "(1) Highest levels of customer service," including strong customer trust and support, we aim to expand our gross margin while keeping operating costs in check, resulting in profitability that will rival the world's most successful retail banks.

- To date, it has taken between three to four years to realize anticipated cost reduction benefits from many of the mergers of financial institutions. In this case, however, we anticipate that cost reduction benefits will be realized within one to two years of implementation because there is little overlap in the businesses and because we complement each other.

- Certain strategically important operations will be merged in advance of the October 2005 merger date.

(b) Consolidated net profit targets for the new group's retail operations

- If the current zero-interest rate environment were to continue, we are targeting a consolidated net business profit of between JPY 600 – 700 billion approximately two years after the merger.

- If short-term market interest rates increase to approximately 0.5%, we expect a further JPY200 – 300 billion in the profit, putting us near the JPY1 trillion range.

(3) Shared mission for bank employees

(a) All employees in the retail banking operations will share the common goal of building a world-class retail business. In addition, employees will emphasize compliance issues and continuously strive to acquire new, cutting-edge financial skills and knowledge while leveraging external resources to ensure that the Retail

Academy provides innovative training and educational services to meet customer needs.

2. Corporate business strategies

(1) Basic Integration Policy

- The new group plans to implement an integrated business management structure that manages banking, trust service, securities, leasing and other businesses on a consolidated basis. As a result, the group aims to provide innovative comprehensive financial services that meet the needs of a wide variety of corporate customers, ranging from large, publicly traded companies to small and medium-sized companies.

- While the new group aims to enhance management efficiency by streamlining the head office functions, consolidating overlapping offices and operations and restructuring operational framework, it will focus its management resources on strategic business areas such as business with small and medium-sized companies, investment banking and securities businesses, etc. As a result, the new group will maximize the effect of management integration through earnings power enhancement and costs reduction.

(2) Business Strategies

- Business Strategies by customer segment

  [Large, publicly traded companies]

  - In order to accurately meet the diversified and sophisticated needs of our customers, the new group will not only utilize its integrated strengths in the banking, trust services, and securities businesses but also leverage its leading global network in order to provide comprehensive financial solutions worldwide.

  - The new group will establish and develop a framework that will enable us to become a truly reliable business partner to our customers, by further strengthening the group's investment banking and securities business functions.

  [Medium-sized companies]

  - The new group will not only meet customers' needs for loans, settlement and foreign exchange services but also provide versatile business support services, such as M&A advisory, business-matching and support for overseas market entry by leveraging our massive customer base. The group will also meet demands for IPOs and business transformation using the new group 's diverse capabilities.

  - In addition, the group will also actively meet the customers' diversified needs for financing and hedging against market risks by providing small-scale, multi-purpose investment banking products.

[Small companies]

- The new group will be able to quickly meet the customer's financing needs by utilizing a more simple and sophisticated credit review model as well as offering an expanded line of products.

- The group will substantially expand its customer base while maintaining efficiency through expanding the content for online banking channels and effectively utilizing the telephone banking centers as well as its branch network.

[The corporate customer base after the integration]

Breakdown of customers by amount of business (in thousands)

	BTM+UFJ		Sumitomo Mitsui		Mizuho	
	No. companies	% total	No. companies	% total	No. companies	% total
¥100 billion or more	1.3	0.5%	1.1	0.5%	1.3	0.6%
¥10-100 billion	9.7	3.4%	7.8	3.5%	9.0	4.4%
¥3-10 billion	18.5	6.5%	14.2	6.4%	15.8	7.7%
< ¥3 billion	255.3	89.7%	199.8	89.7%	177.8	87.2%
Total	284.8	-	222.9	-	203.8	-
Publicly traded companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Source:TEIKOKU DATABANK COSMOS II

- Strategies by business area

The integration will create a bank and a trust bank that are very competitive in many business areas, including lending, settlement services, foreign exchange, investment banking, overseas operations, and trust services, and a much stronger securities company.

- In the area of overseas operations, where the new group will be particularly strong, the group will aim to be one of the top Asian global banks, Japanese or non-Japanese, that is able to provide high quality services, as a result of synergies between the MTFG's overseas network and the UFJ Group's broad customer base in Japan.

- In the investment banking and securities businesses, the derivatives, syndicated loans M&A and structured finance operations will be strengthened through strategic management of the group's human resources.

- The new group will offer the highest level of trust and stock transfer agency products and services. Furthermore, the new group will strive to gain the top market position in the real estate business, based on the broader customer base and information system network.

3. Strategies for the trust asset (asset management and administrator) business

(1) Basic Integration Policy

Mitsubishi Tokyo Financial Group and the UFJ Group intend to meet customers' increasingly sophisticated and diversified needs in the trust asset business by combining the two groups' expertise.

- The trust bank of the new group will have a premier market presence in the trust asset business, with approximately 30% of the market share for pension trusts (35% among trust banks) and approximately 40% of the market share for investment trusts based on assets held in investment trusts. Building on our very large asset base, we will strive to further increase customer satisfaction by making substantial investments in personnel and IT technology resources, and provide a full line of cutting-edge services designed to fit specific customer needs. In addition, we will build a stronger platform to provide a wide range of investment products for both the wholesale market, which is focused on institutional investors, and the retail market, which is focused on individual investors.

- The trust bank of the new group, which will have the largest asset base in Japan, will, as an industry leader, actively provide new trust banking services and strive to contribute to the increased use of "trusts" in society overall.

- By implementing the strategies outlined below, the new group will seek to solidify its position as a leading Japanese financial services group in the main areas of trust asset business in terms of both quantity and quality, and also to build its competitiveness to be able to rank on par with overseas financial services groups.

(2) Business strategies

Through the combination of the investment expertise that both groups have developed in the investment management business, and the economies of scale and the synergies produced by the integration in the trust and custody business, the new group will become more competitive.

- In the increasingly competitive investment management business, the new group, with its top class Japanese trust bank (with about ¥24 trillion in investment assets) will be able to respond fully to customers' various investment needs by leveraging the expertise of the Mitsubishi Tokyo Financial Group and UFJ Group to improve performance, and further expand product lines.

- In the trust and custody business, the new group will focus on lowering operational costs as a result of the economies of scale realized from securing a large market share from the integration. We intend to substantially strengthen our competitiveness by streamlining back-office and systems operations. In addition, amid the ongoing shift to paperless systems for the settlement of stock and other

securities transactions, we will take advantage of the economies of scale and make aggressive investments in resources.

- Mitsubishi Trust & Banking and UFJ Trust Bank are extremely complementary in the trust and custody business, and will be able to benefit immediately from the integration. In particular, both trust banks have joint trust and custody operations with Master Trust Bank of Japan, Ltd., and will be able to benefit promptly from the integration at a low cost.

In addition, the new group will make the most of the complementary nature of the service area, customer base, and capabilities of Mitsubishi Tokyo Financial Group and the UFJ Group.

- The Mitsubishi Tokyo Financial Group and UFJ Group complement each other in terms of trust service area, with the former particularly strong in the Kanto region and the latter in the Chubu and Kansai regions.

- In the pension trust business, the new group will have a well-balanced customer base and improved quality of service, given the Mitsubishi Tokyo Financial Group's strengths in corporate pension plans and long experience in plan consulting, and UFJ Group's strengths in general employees' pension funds and long experience in management services.

- In the investment trust business, the resulting customer base will be well balanced with of the Mitsubishi Tokyo Financial Group's strong base of financial institution customers and the UFJ Group's strong base of securities company customers.

- The new group plans to expand the global trust services business by leveraging both groups' solid domestic customer bases and the Mitsubishi Tokyo Financial Group's strengths in overseas markets.

Pension trust/securities trust by businesses

(JPY 100M)

	Mitsubishi Trust	**UFJ Trust**	**Total**	**Rank**
Pension trusts (Note 1)	78,187	47,822	126,008	No.1
Specified money trusts for pension (Note 1)	71,140	20,199	91,339	No.1
Separately managed designated money trusts	71,204	38,442	109,646	No.1
Fund trusts	2,243	1,142	3,385	No.1

Separately managed designated monetary trusts	40,903	18,733	59,636	No.1
Investment trusts	95,273	125,821	221,094	No.1

Note 1: Welfare Pension Fund and DB balance in market value, others in book amount

(Source)Mitsubishi Trust and UFJ Trust estimated numbers

UFJ

Press Release

September 10, 2004

UFJ Holdings, Inc.

Capital Injection from Mitsubishi Tokyo Financial Group

Tokyo - UFJ Holdings, Inc. ("UFJ") (President and CEO: Ryosuke Tamakoshi) announced today that it has concluded a **Capital Injection Agreement** with Mitsubishi Tokyo Financial Group, Inc. ("MTFG"); (President and CEO: Nobuo Kuroyanagi). Under the agreement, the two Groups have agreed that MTFG will purchase all of the preferred shares to be issued by UFJ Bank Limited (President: Takamune Okihara) totaling 700 billion yen. The payment date has been set on or before September 29, 2004.

The UFJ Group continues to make progress in assisting with the restructuring of its corporate clients with the aim of reducing its Non Performing Loan ("NPL") ratio to less than 4% during the current fiscal year. These efforts have incurred additional credit-related expenses, however, and, as a result, UFJ Bank is now forecasting an interim loss of 750 billion yen for the current fiscal year.[1] With the completion of the capital injection from MTFG, it is expected that UFJ will be able to maintain a minimal capital adequacy ratio of 8% at the end of this month.

The purpose of the capital injection is to strengthen the capital base of UFJ and to realize the goals, and maximize the effectiveness of the management integration, as outlined in the Capital Injection Agreement. In addition, the UFJ and MTFG Groups are also continuing discussions based on the Basic Management Integration Agreement, dated August 12, 2004. The aim of this agreement is to integrate the management of the holding companies, banks, trust banks and securities firms of the two Groups by October 1, 2005.

1. Outline of capital injection

- Issuer	UFJ Bank Limited
- Method of issue	Third party allotment
- Subscriber	MTFG
- Total amount issued	700 billion yen
- Payment date	On or before 29 September, 2004

[1] Details of UFJ's new financial projections are outlined in a separate announcement made today

2. Review Process Methodology

UFJ concluded a basic agreement with MTFG on 11 August, 2004, related to MTFG's co-operation in strengthening UFJ's capital base. Since then, UFJ has thoroughly reviewed and considered both the benefits of the overall management integration of the two Groups, and it has reviewed the terms, conditions and benefits of the capital injection, with regard to UFJ's goal of improving mid- and long-term shareholder value.

UFJ has also received and considered a proposal from Sumitomo Mitsui Financial Group, Inc. ("SMFG") regarding its interest in pursuing management integration with UFJ, including an agreement to strengthen UFJ's capital base. To assist with this review process, UFJ has selected Merrill Lynch Japan Securities Co., Ltd. (Merrill Lynch) and J.P. Morgan Securities Asia Pte. Limited (J.P. Morgan), as financial advisors to provide independent, third party advice.

After careful consideration, UFJ has decided to accept a capital injection from MTFG for the following five reasons:

1) Merger ratio considerations

UFJ is working closely with MTFG, and obtaining advice from independent third parties, including its financial advisors, to give careful thought to the merger ratio considerations in connection with the MTFG integration. The Board believes that it is not ready to provide a ratio at this stage, as the merger ratio is to be finalized once the due diligence being performed by each party is completed. However, the UFJ Board strongly believes that an agreement on the merger ratio, which the UFJ Board thinks is fair, after taking advice from its financial advisors, can be reached.

UFJ has also received a management integration proposal from SMFG suggesting a prima facie "1:1" merger ratio. UFJ has also carefully reviewed this proposal, and taken advice from independent third parties, including Merrill Lynch. When compared purely on the basis of the current share price, the merger ratio proposed by SMFG suggests that it is prepared to offer a considerable premium to current valuations. However, the actual merger ratio calculation may vary depending on the assumptions used. UFJ's Board strongly believes that the merger ratio which it believes can be obtained in the integration with MTFG is likely to be comparable to that proposed by SMFG.

2) Certainty of achieving a successful capital injection

UFJ recognizes the importance of successfully completing the capital injection by the end of September, 2004 as being of utmost importance to the preservation of shareholder value. UFJ has come to the conclusion that there is a strong probability that MTFG will be able to successfully complete the capital injection, based on the solid progress of all the preparatory work necessary to ensure the execution of the capital injection, including the conclusion of the final agreement on the terms for subscription, regulatory approval procedures required overseas and due diligence.

At the same time, UFJ has also received a detailed proposal from SMFG to support UFJ's capital base by the end of September, 2004. However, the Board is concerned that SMFG may have insufficient time in practice to respond to any unanticipated contingencies.

3) Financial soundness and asset quality

UFJ believes that MTFG is superior to SMFG in terms of financial soundness and the quality of its assets.

	MTFG	SMFG	UFJ
Non performing loans* Non performing loan ratio	1.29 trillion yen 2.6%	2.75 trillion yen 5.0%	4.62 trillion yen 10.2%
Deferred tax assets (consolidated) Deferred tax assets to Tier 1 ratio	0.65 trillion yen 16.9%	1.67 trillion yen 46.6%	1.40 trillion yen 64.1%

*Based on non-consolidated figures of banks within the Group

1. Non performing loans ("NPLs")

MTFG's NPL balance (based on non-consolidated figures of banks within the Group) and NPL ratio stood at 1.29 trillion yen (2.6%) at the end of June, 2004. By contrast, SMFG had a significantly higher NPL balance of 2.75 trillion (5.0%). In the fiscal year ended March, 2004, SMFG recorded a high level of credit-related expenses of 803.4 billion yen. On the other hand, MTFG wrote-back credit-related provisions totaling 131.7 billion. These figures indicate that MTFG has made significantly more progress than SMFG in dealing with their respective NPL problems.

The UFJ Group is endeavoring to lower its NPL ratio below 4% by the end of the current fiscal year. UFJ believes that once the management integration with MTFG is successfully completed, the business will be able to move forward, focusing on its business development plans having put its NPL issues largely behind it.

2. Deferred tax assets

At the end of March 2004, the balance of deferred tax assets (on a consolidated basis) and as a percentage of Tier 1 capital, stood at 0.65 trillion yen (16.9%) for MTFG and 1.67 trillion yen (46.6%) for SMFG. These figures indicate that MTFG is in a superior position from the perspective of the quality of its capital.

4) Early repayment of public funds

UFJ has accepted public funds of 1.4 trillion in the form of preferred shares. On the other hand, MTFG currently has no outstanding public fund obligations. Furthermore, the MTFG group recorded a consolidated income surplus of 1.5 trillion yen at the end of March 2004. Accordingly, the integration with MTFG will enable UFJ to reduce the number of potential outstanding shares through a buyback of preferred shares, thus increasing earnings per share on a fully diluted basis. Furthermore, integration with MTFG will provide the combined Group with a broader range of options to improve shareholder value.

On the other hand, SMFG's balance of publicly funded preferred shares stands at 1.3 trillion yen. If this total is added to UFJ's balance of 1.4 trillion yen, it would take a considerable amount of time to repay the total public funds from accumulated surpluses. Furthermore, as the majority of the preferred shares have to be converted by 2008 and 2009, it is likely that a UFJ/SMFG combination would have to raise new capital to buy back shares which would be likely to have a negative impact on shareholder value.

	MTFG	SMFG	UFJ
Balance of publicly funded preferred shares	nil	1.30 trillion yen	1.40 trillion yen
Consolidated Income Surplus/(Deficit)	1.51 trillion yen	0.61 trillion yen	(0.76 trillion yen)

5) Synergy effects of integration

UFJ's analysis of the potential cost savings obtainable under the alternative scenarios of integrating with either MTFG or SMFG shows that, in both cases, integration would result in significant costs savings. UFJ believes that each scenario would result in a similar level of cost savings resulting from the closure of domestic branches that are no longer required, reductions in head office and branch staff, and also as a result of the integration of the respective computer systems.

UFJ and MTFG will compliment each other well from both a regional and customer viewpoint. The new integrated business will maximize the strength of each Group, deliver a superior range of financial services, including assisting companies to expand internationally through its global network, and provide clients with a broad range of services across Japan's three major metropolitan areas. Overall, compared with a potential integration with SMFG whose strengths are similar to those of UFJ, the UFJ Board believes that the MTFG integration will have a more positive effect on the Group's overall profitability.

****

UFJ

Press Release

September 10, 2004

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Trust Bank Limited

UFJ Announces Measures Aimed at Improving Profitability

The UFJ Group (UFJ) seriously regrets that net profits were more than 30% below targets outlined in the Financial Revitalization Plan, submitted to the Japanese FSA in June 2004, in both FY2002 and FY2003. Additionally, UFJ regrets that the Holding Company and the Subsidiary Banks are expected to show losses in FY2004, with no dividend being paid for either ordinary shares, preferred shares or securities, including public funds. UFJ will establish a scheme of responsible management to improve the Group's business management and will take action to significantly improve profitability, which will include severe cost cutting.

The Subsidiary Banks have posted greater-than-expected credit costs and anticipate posting a net loss as a result of accelerated business restructuring aimed at reform and resolving the problem loan issue. Due to the net losses of the Subsidiary Banks, the Holding Company also anticipates posting a net loss and will pay no dividend on a single basis, as shares in the Subsidiary Banks are required to be re-evaluated upon the recognition of losses. UFJ deeply regrets that the anticipated results fall below those predicted in May and would like to extend its apologies to all stakeholders. However, UFJ would like to remind stakeholders that the anticipated losses come as a direct result of continued efforts to deal with large troubled borrowers. UFJ fully expects that credit costs after this fiscal year will return to reasonable levels.

UFJ will take intensive action to improve profitability, including the implementation of strict cost controls, and is striving to achieve net profit and pay dividends with increased retained earnings, and to pay back public funds. Concrete measurements will be outlined shortly in the Business Improvement Plan, following the announcement of the Plan to Revitalize Management.

I. Steps to improve profitability

1. Problem loan solution

UFJ places the highest priority on achieving a final solution to the problem loan issue and is taking action towards realizing a problem loan ratio of less than 4% by the end of March 2005. Concrete details of this plan are to be prepared by the end of September, 2004.

UFJ is will take intensive and thorough action in the first half of FY2004 to achieve this goal, especially with regards to large troubled borrowers. In May 2004, a "Corporate Restructuring Department" was established within UFJ Bank Limited (UFJ Bank) to deal with specific large troubled borrowers. Additionally, concrete measures have been taken to strengthen the internal control framework for credit risk management. These include greater involvement of the Board of Directors in this process, strengthened internal controls and the formation of a new audit team within the Internal Audit Department, dedicated to large borrowers.

Since July 2004, the Board has thoroughly reviewed each large borrower's revitalization plan and has approved either additional support or final resolution measures. In the course of this revision process, to complete restructuring plans quickly and effectively, it was concluded that necessary and adequate financial actions needed to be completed in the first half of FY2004. Consequently, credit costs in the first half of FY2004 will be largely in excess of original predictions made in May, 2004.

The problem loan ratio rose to 10% in the first quarter of FY2004, due to the combined effects of borrower downgrades, and additional measures to deal with large borrowers, as outlined above. Since then, some plans have been agreed, or have come close to agreement, though execution of such plans will occur in the second half of FY2004. Therefore, the problem loan ratio at the end of September 2004 will remain at the same level it was at the end of June 2004.

The completion of effective action towards large borrowers is the top priority of management in the second half of FY2004. The execution of restructuring plans for each borrower company will continue and the target of less than 4% problem loan ratio at the end of FY2004 will not be changed.

2. Clarification of responsibilities

The previous top management group, namely the Presidents of UFJ Holdings, UFJ Bank and UFJ Trust Bank, has already resigned.

Though compensation for all directors and executive officers has been cut by 30% since July 2004, from October 2003, no compensation will be paid to the current top management group, resulting in an average 50% cut for all directors and executive officers. Consequently, the average compensation per person will be drastically reduced to Yen 14 million, Yen 8 million less than that of FY2003.

No retirement benefits for directors and executive officers will be paid in FY2005 and payments will not be restarted until dividends for preferred shares are paid.

3. Severe cost cutting

The UFJ Group (UFJ) regrets that net profits were more than 30% below targets outlined in Financial Revitalization Plan in both FY2002 and FY2003 and that the Holding Company and the Subsidiary Banks are expected to show a loss in FY2004 with no dividend being paid for either ordinary shares, preferred shares or securities, including public funds.
UFJ will therefore pursue more effective cost cutting measures.

1) Personnel expenses

UFJ has aggressively streamlined its operations by bringing forward the schedule for the merger of the commercial banks making up UFJ, and personnel reduction in order to realize integration effects as soon as possible. UFJ has and will continue to pursue the most effective personnel management system suitable for each division. As an example of such measures, UFJ Bank introduced a personnel management system based on meritocracy, regardless of seniority prior to the merger in October 2001, with UFJ Trust Bank following suit in October 2003.

In addition, UFJ Bank adopted a new retirement annuity plan in April 2004. As future annuities vary according to the floating market rate under this plan, it is therefore expected to contribute to a reduction in personnel expenses.

UFJ cut employee bonuses by 20% year-on-year in the first half of FY2004. UFJ will further cut bonuses by approximately 80% year-on-year in the second half of FY2004 and will maintain this level until such a time that the Company will post net profit and pay dividends on shares. This is approximately equivalent to a 20% reduction of annual salary in comparison to that paid in FY2003 and a 25% reduction compared to that paid when the UFJ Group was first formed.

As a result, total personnel expenses in FY2003 were Yen 210.5 billion (Yen 62.5 billion or 23% less than personnel expenses in FY2000) and are expected to be Yen 181.0 billion in FY2004 (Yen 92.0 billion, or 34% less than FY 2000.).

2) Headcount

As of March 31, 2004, the number of directors and statutory auditors was 21, 3 less than at March 31, 2003. This figure is 20 less, approximately half, of the 41 members present at the incorporation of UFJ Holdings in April 2001. Though one more director is expected to leave, there are plans to invite two directors from outside the UFJ Group, to join the Board. Therefore, the number of directors and statutory auditors are expected to number 22 at March 31, 2005.

The total number of UFJ employees was 20,395, as of March 31, 2004. This figure is 6,529 less than when UFJ Holdings was first incorporated, a 24% reduction over three years. We expect the number of employees to be less than 20,000 as of March 31, 2005, around 7,000 or 26% reduction since incorporation.

3) Domestic and overseas branches

UFJ had 398 domestic and 17 overseas branches as of March 31, 2004. By consolidating duplications, 145 branches, including 12 overseas, have been closed since the incorporation of UFJ Holdings.

UFJ will continue to utilize branches effectively, giving full consideration to profitability and effectiveness from the perspective of customer convenience and the promotion of new businesses.

4) Non-personnel expenses

UFJ has pursued maximum overall group efficiency and will continue to seek to do so. Following the net loss in FY2003, the Group's cost structure has been aggressively re-examined, resulting in increased efficiency and the execution of extensive cost reductions.

In addition, in cooperation with third-party consultants, UFJ will pursue thorough rationalization including more efficient business procedures, conduct more efficient management of branches and head office organization, and will review cost management procedures from a variety of different angles. As a group we strive to reduce costs and seek more efficient management procedures, including those of group companies.

4. Actions aimed at improving profitability

1) Retail business

UFJ will deliver unique services, which will enhance customer convenience in a recognizable manner. In every business channel, the aim is to be the number one group in terms of customer satisfaction and to realize the goal of becoming the "Top Brand in Retail Business",

a. Mass-retail business

The channel reform project "UFJ 24" was launched in September 2003. The project consists of four main services: 24-hour ATMs, 24-hour customer telephone support, contract services via TV monitors at all branches, and a new-concept branch called "UFJ Plus".

(24-hour ATM)
The number of 24-hour ATM locations has risen dramatically, growing from 12 in September 2003 to 325 as of August 31, 2004. In addition, since April 2004, 310 additional ATM locations offer services from 7 a.m. to 12 p.m.

(24-hour customer support via telephone)
24-hour manned support, 365-days-a-year has been provided since October 2003.

(Contract services via TV monitors)
State-of-the-art contract services, via TV monitor are provided with 570 machines at 406 locations in Japan.

(UFJ Plus)
New-concept branches, "UFJ Plus," have been newly opened in Tokyo, Nagoya, and Osaka. The branches operate from 9 a.m. to 8 p.m. on weekdays and from 10 a.m. to 5 p.m. on weekends and public holidays.

In addition, with the intention to further upgrade customer convenience, "UFJ 24 Second Stage" was launched this year to reduce the amount of time spent waiting at bank counters. Further improvements will be made to ATM functions.

b. Asset management business

UFJ Bank offers a variety of products to satisfy customer needs, and will reinforce sales of these products by improving the skills of sales people.

With a view to future deregulation, UFJ will further strengthen its internal control framework, making it even more suitable for a comprehensive financial group. At the same time, UFJ will reinforce its promotion framework, in order to contribute to a more effective utilization of its sales force.

Sales of main products	**FY 2003 results**	**FY 2004 target**
Equity investment trusts	Yen 396 billion	Yen 505 billion
Variable annuities	Yen 111 billion	Yen 258 billion

c. Loan businesses

(Housing loans)
UFJ will increase its loan balance of housing loans, targeting Yen 1,620 billion of new loans in FY2004. This will be achieved through the efficient promotion of loan facilities at 125 Housing Loan Offices, through housing contractors. These services will be expanded to local areas.

UFJ also strives to promote customer convenience by significantly shortening the time required for the loan approvals through efficient approval processes and improved automated credit assessments.

The bank will continue to offer more products and improve administration processes.

(Apartment loans)
UFJ regards apartment loans as one of the main products to attract wealthy private clients, and it aims to increase these loans, which have a low risk profile. Promotions to private clients will be supported by Head Office systems and loan officers will continue to reinforce relationships with housing contractors – one of the most efficient routes to increase loans that have a low risk profile.

UFJ targets Yen 180 billion of new apartment loans in FY2004. Additionally, UFJ Trust Bank regards apartment loans as a necessary product in its private banking service line up, and will make efforts to increase such loan amounts, through the establishment of funds with preferred interest rates, and appropriate procedures to introduce customers to UFJ Bank.

d. Consumer finance and credit card business

Consumer loans are one of the main retail loan products for UFJ, equal in importance to housing loans. UFJ will increase the balance of loans outstanding, paying close attention to risk management. This outstanding loan balance will be increased largely through related consumer finance company, Mobit.

In its credit card business, UFJ Bank reached an agreement with Nippon Shinpan Co., Ltd. (Nippon Shinpan) in January 2004 to implement a strategic alliance in retail business. Later, in May 2004, Nippon Shinpan and UFJ Card Co., Ltd. agreed to merge, subject to regulatory and shareholders' approval. UFJ will further reinforce its credit card business through business integration with MTFG.

2). Corporate banking business

UFJ aims to become "the bank providing the best solutions" for its corporate customers. It also aims to become an innovative financial group, providing customers the most suitable business functions and financial services, which contribute to both customer business development and enhancement of corporate value.

In particular, UFJ will establish a new business model that will allow the bank to take the competitive edge in lending to medium-sized corporations and to increase non-interest income. The bank will:

a. Increase loans to medium to small sized corporations,
b. Providing solutions that contribute to solving customers' problems, and
c. Create new customer channels and access routes.

a. Increasing loans to medium- and small-sized corporations

UFJ regards medium- and small-sized corporations as core customers and will improve its response to funding needs. .

Particularly, the bank will put priority on loans to medium- and small-sized corporations. In addition to the introduction of "UFJ Business Loan", a simplified credit assessment model utilizing a scoring model, and aggressive increases in sales forces for these customers, UFJ will continue to develop unique loan products.

Newly extended UFJ Business loans	Yen 300 billion (First half of FY2004 expected)
	Yen 500 billion (Second half of FY2004 planned)

b. Providing solutions that contribute to solving customers' problems

UFJ will increase non-interest income through the provision of convenient settlement services, reinforcement of its investment banking businesses, and reinforcement of the sales and development of derivative products, offering a wide variety of products in order to assist customers to hedge risk.

UFJ will apply know-how developed through transactions with large corporations to medium- and small-sized corporations, by standardizing and offering, in small size lots, various financial products such as asset-backed finance and cash flow based finance in addition to syndicated loans, derivatives, and fixed income private placements.

For large corporations, UFJ will provide solutions that contribute to business development and the enhancement of corporate value for its customers through financial services provided by group companies. For medium- and small-sized corporations, UFJ will provide more solutions that contribute to the solution of management problems thorough such services as "UFJ Business Forum" and customer support for those starting business in China.

c. Create new customer channels and access routes

To expand its customer base, UFJ has developed new customer channels utilizing the internet, in addition to face-to-face interactions at branches. The bank introduced the "UFJ Business Platform" in April 2004, which provides various services via internet such as application delivery and receipt, loan consultation, settlement, foreign exchange, and information services. The bank will also introduce additional products such as advanced electronic banking, via internet, and foreign exchange transactions with improved maneuverability and additional functions.

The bank aims to establish business models with increased customer convenience and high cost performance by establishing a hightech advanced and effective sales framework that connects customers via branches, internet, and telephone support centers according to customer needs and customer segmentation.

3). Global banking and trading businesses

In its trading business, in addition to traditional trading and banking transactions, UFJ will focus on the development and provision of derivatives products in response to diversified customer needs. In particular, UFJ will develop and provide various new products to match customer needs, such as small size products, time deposits with conditions to invest in the market at attractive interest rates, and energy derivatives.

In its global banking business, UFJ aims to maintain strong brand recognition through its business foundation in China. UFJ will add value in providing solutions to customers, offering additional functions for cash management services and a reinforced consulting function, which will contribute to the sales of products made in the same country as the actual transaction.

UFJ will also continue to focus on trade finance by increasing deals in our important market in BRICs.

4). Trust business

UFJ Trust Bank provides trust related services and retail services to a dramatically expanded customer base. Services are provided through trust agency, joint branches, and "trust offices".

The trust agency business is expanding steadily since its start in March 2002. The business has resulted in increased assets of approximately Yen 220 billion in the pension business, and has acquired 225 new customers in the corporate agency business.

In its corporate agency business, UFJ Trust has introduced a "New IR system for individual equity investors" which is the first service in Japan that analyzes shareholders statistically from different angles. Such a unique service proves that UFJ Trust is one of the best trust banks in developing new products.

In asset its management business, UFJ focuses on providing new products under an exclusive sales license in Japan from Bridgewater, a global leading asset management company.

In asset its securitization business, UFJ Trust has developed unique investment trusts and new schemes, utilizing intellectual property trusts which can be offered after the revision of the Japanese trust banking law.

In the real estate business, UFJ Trust answers customers' needs for business restructuring and asset management by providing consultation services on revaluations and newly developed real estate funds utilizing securitization.

II. Measures for establishing responsible management framework

UFJ Holdings will use the advice of several external experts, and will strengthen corporate governance in order to enhance profitability.

1. Structure for profitability management

1) Establishment of "Follow-Up Meeting for the Plan to Revitalize Management"

In order to achieve the Plan, and in conjunction with the advice of newly-appointed outside experts, UFJ will strengthen governance through various management processes, aiming to improve profitability by enhancing lending to small- and medium-sized enterprises, increasing the status of implementation of restructuring measures and initiatives for the non-performing loan problem, etc.

2) Establishment of "Advisory Meeting"

UFJ will set up a meeting where external directors, external auditors and above mentioned external experts may discuss proposals with and provide advice to the UFJ management group.

3) Strengthening corporate governance

(Strengthening the function of the board of directors)

- UFJ will increase the frequency of the regular board meeting from 10 a year to once a month
- UFJ will increase the frequency of the issuance of performance reports such as profit, or SME lending, from quarterly to monthly

(Strengthening management supervision by external directors)

- Executive office supporting external directors will strengthen cooperation by communicating discussions at board meetings among the management of the holding company and subsidiaries
- UFJ will set up a commission consisting of external directors and auditors for the purpose of selecting agendas for board meetings.

2. Firm management stance

The demonstration of business management ability shown through board meetings, and the reconstruction and the maintenance of UFJ's corporate governance structure are top management issues for UFJ.

The management of UFJ Holdings, UFJ Bank and UFJ Trust Bank believes it necessary to improve the business management and supervision by proactive involvement in the Group's internal management system. It is also necessary to ensure clear missions for Head Office departments, so that a system of mutual supervision operates efficiently. Through this, UFJ aspires to achieve sound bank management and will demonstrate a determined management stance aimed at restoring the confidence of shareholders and depositors.

III. Measures for management reform in the future

As mentioned above, through actions to achieve the final solution of problem loan issues, the UFJ Group will improve profitability in the current fiscal year by accomplishing financial revitalization.

Further, the UFJ Group will continue discussions toward the management integration with the Mitsubishi Tokyo Financial Group, Inc. ("MTFG") in accordance with "the Basic Agreement regarding the Management Integration" entered into on August 12, 2004.

We will ensure the repayment of public funds through enhancement of corporate value and further improvement in profitability by the management integration with MTFG.

***

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
UFJ Bank Limited

Mitsubishi Tokyo Financial Group's Cooperation in Strengthening of UFJ Group's Capital

Tokyo, September 10, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (President and CEO, Nobuo Kuroyanagi, MTFG) and UFJ Holdings, Inc. (President and CEO, Ryosuke Tamakoshi, UFJ) and its subsidiary, UFJ Bank Limited (President, Takamune Okihara, UFJ Bank) have concluded an agreement based on the basic agreement announced on August 11, 2004 regarding MTFG's cooperation in strengthening UFJ Group's capital. Under the terms of today's agreement, UFJ Bank will issue preferred shares and MTFG will purchase the shares for JPY700 billion.

The capital strengthening is part of the proposed management integration of MTFG and UFJ Group, as outlined in a basic agreement between the two groups announced on August 12, 2004. It will be implemented based on the assumption that the management integration of the two groups will proceed, and is intended to facilitate and maximize the benefits of the management integration.

UFJ Bank held a board of directors meeting today, which approved the issuance of preferred shares pursuant to the terms described in the attached document. MTFG also decided at its board of directors meeting held today that it will purchase the preferred shares to be issued by UFJ Bank.

* * *

I. DESCRIPTION OF NEW SHARES

1. Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the "Class E Preferred Shares Series 1")

2. Number of shares to be issued

3,500,000,000 shares

3. Issue price and amount to be credited to stated capital

(1) Issue Price

200 yen per share

(2) Amount to be credited to stated capital

100 yen per share

4. Aggregate issue price and aggregate amount to be credited to stated capital

(1) Aggregate issue price

700 billion yen

(2) Aggregate amount to be credited to stated capital

350 billion yen

5. Deadline for application for subscription

September 29, 2004 (Wednesday)

6. Deadline for payment

September 29, 2004 (Wednesday)

(The date upon which payment occurs is hereinafter referred to as the "Payment Date.")

7. Date from which dividends are calculated

The day following the Payment Date referred to in Item 6 above

8. Method of issuance

All shares will be allotted to Mitsubishi Tokyo Financial Group, Inc. by way of a third party allocation.

9. Terms of the Class E Preferred Shares Series 1

(1) Preferred dividends

(a) Preferred dividends

In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to holders of its shares of common stock ("Common Shareholders") or registered pledgees who hold pledges on its shares of common stock ("Common Share Pledgees"), pay dividends in the amount of 14 yen per share (the "Class E Series 1 Preferred Dividends"), less any amount of the Class E Series 1 Interim Preferred Dividends (as defined in Item (2) below) if paid in the relevant fiscal year ending March 31, to holders of the Class E Preferred Shares Series 1 (the "Class E Series 1 Preferred Shareholders") or registered pledgees who hold pledges on the Class E Preferred Shares Series 1 (the "Class E Series 1 Preferred Share Pledgees"). Notwithstanding the foregoing, the amount of the Class E Series 1 Preferred Dividends shall be 7 yen per share for the period starting from the day following the Payment Date and ending March 31, 2005.

(b) Non-cumulative

If the amount paid to the Class E Series 1 Preferred Shareholders and the Class E Series 1 Preferred Share Pledgees as dividends on the Class E Preferred Shares Series 1 in any fiscal year is less than the amount of the Class E Series 1 Preferred Dividends, the shortfall shall not be added to the dividends paid in subsequent fiscal years.

(c) No right of participation in further dividends

No dividends shall be paid to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees except the Class E Series 1 Preferred Dividends.

(2) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay interim dividends in an amount equal to one-half of the Class E Series 1 Preferred Dividend per share (the "Class E Series 1 Interim Preferred Dividends") to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees.

(3) Liquidation rights

(a) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees shall be entitled to receive 200 yen per Class E Series 1 Preferred Share, prior to any distribution to Common Shareholders or Common Share Pledgees.

(b) No right of participation in any further remaining assets

No assets shall be distributed to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees upon liquidation except as set forth in (a) above.

(4) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class E Preferred Shares Series 1, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(5) General voting rights

The Class E Series 1 Preferred Shareholders shall have no voting rights at a meeting of shareholders, except as otherwise provided by law; provided, however, that the Class E Series 1 Preferred Shareholders shall have voting rights at a meeting of shareholders held with respect to the fifth fiscal year (ending March 31, 2006) or any fiscal year thereafter if: (i) no proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is submitted to an annual meeting of shareholders, in which case voting rights may be exercised from the commencement of such meeting until the close of an annual meeting of shareholders at which a proposal for a declaration of the Class E Series 1 Preferred Dividends in the full amount is approved; or (ii) a proposal for a declaration of the Class E Series 1 Preferred Dividends is not approved at any such annual meeting, in which case voting rights may be exercised from the close of such annual meeting until the close of an annual meeting of shareholders at which a proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is approved.

(6) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank's articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*), transfer of business (*eigyo joto*), or acquisition of business (*eigyo yuzuriuke*);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank's net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (*shinkabu yoyaku ken*), or any bonds with stock acquisition rights (*shinkabu yoyaku ken tsuki shasai*);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(7) Stock splits and consolidations of shares; pre-emptive rights

No stock split or consolidation of the Class E Preferred Shares Series 1 shall be made. No Class E Series 1 Preferred Shareholder has any right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights.

(8) Right to convert into Class F Preferred Shares

(a) The Class E Series 1 Preferred Shareholders shall, on or after the day following the Payment Date, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share.

(b) For the purpose of payment of the first preferred dividends and interim preferred dividends on the Class F Preferred Shares issued upon conversion of the Class E Preferred Shares Series 1, an exercise of the conversion right made on or after April 1 through and including December 31 will be deemed to have been made on April 1, and an exercise of the conversion right made on or after January 1 of the following year through and including March 31 will be deemed to have been made on January 1.

(9) Ranking

(a) The Class E Preferred Shares Series 1 rank *pari passu* with UFJ Bank's other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(b) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank's other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank

pari passu as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank *pari passu* as to distribution upon liquidation.

(10) Terms of the Class F Preferred Shares

(a) Issue price and amount to be credited to stated capital

(i) Issue price

200 yen per share

(ii) Amount to be credited to stated capital

100 yen per share

(b) Preferred dividends

(i) In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay dividends in the amount of 14 yen per share (the "Class F Preferred Dividends"), less any amount of the Class F Interim Preferred Dividends (as defined in Item (c) below) if paid in the relevant fiscal year ending March 31, to holders of the Class F Preferred Shares (the "Class F Preferred Shareholders") or registered pledgees who hold pledges on Class F Preferred Shares (the "Class F Preferred Share Pledgees").

(ii) Non-cumulative

If the amount paid to the Class F Preferred Shareholders and the Class F Preferred Share Pledgees as dividends on the Class F Preferred Shares in any fiscal year is less than the amount of the Class F Preferred Dividends, the shortfall will not be added to the dividends paid in subsequent fiscal years.

(iii) No right of participation in further dividends

No dividends will be paid to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees except the Class F Preferred Dividends.

(c) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders and Common Share Pledgees, pay interim dividends in the amount equal to one-half of the Class F Preferred Dividends per share (the "Class F Interim Preferred Dividends") to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees.

(d) Liquidation rights

(i) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class F Preferred Shareholders or the Class F Preferred Share Pledgees will be entitled to receive 200 yen per Class F Preferred Share (the "Class F Liquidation Preference Amount"), prior to any distribution to the Common Shareholders or Common Share Pledgees.

(ii) No right of participation in any further remaining assets

No assets shall be distributed to the Class F Preferred Shareholders upon liquidation except as set forth in (i) above.

(e) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class F Preferred Shares, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(f) General voting rights

The Class F Preferred Shareholders have the voting rights at a meeting of shareholders.

(g) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class F Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank's articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*), transfer of business (*eigyo joto*), or acquisition of business (*eigyo yuzuriuke*);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank's net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (*shinkabu yoyaku ken*), or any bonds with stock acquisition rights (*shinkabu yoyaku ken tsuki shasai*);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(h) Stock splits and consolidations of shares; pre-emptive rights

(i) In the event of a stock split or consolidation of shares, the Common Shares and the Class F Preferred Shares will be split at the same time and at the same ratio.

(ii) If UFJ Bank grants its shareholders any right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, the Common Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Common Shares, and at the same time and at the same ratio, the Class F Preferred Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Class F Preferred Shares.

(iii) In the event of a stock split, the amount of the Class F Preferred Dividends shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be deducted} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares increased by stock split}}{\text{Total number of Class F Preferred Shares after stock split}}$$

(iv) In the event of a consolidation of shares, the amount of the Class F Preferred Dividend shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be added} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares decreased by consolidation}}{\text{Total number of Class F Preferred Shares after consolidation}}$$

(v) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the amount of the Class F Preferred Dividend shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

$$\text{Adjustment amount to be deducted} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares newly issued} \times \dfrac{\text{Issue price per Class F Preferred Share} - \text{Amount paid per Class F Preferred Share newly issued}}{\text{Issue price per Class F Preferred Share}}}{\text{Total number of Class F Preferred Shares after issuance of new shares}}$$

(vi) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the amount of the Class F Preferred Dividend shall be duly adjusted in the same manner as (v) above.

(vii) In the event of a stock split, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be deducted} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares increased by stock split}}{\text{Total number of Class F Preferred Shares after stock split}}$$

(viii) In the event of a consolidation of shares, the Class F Liquidation Preference Amount shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be added} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares decreased by consolidation}}{\text{Total number of Class F Preferred Shares after consolidation}}$$

(ix) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

$$\text{Adjustment amount to be deducted} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares newly issued} \times \dfrac{\text{Issue price per Class F Preferred Share} - \text{Amount paid per Class F Preferred Share newly issued}}{\text{Issue price per Class F Preferred Share}}}{\text{Total number of Class F Preferred Shares after issuance of new shares}}$$

(x) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the Class F Liquidation Preference Amount shall be duly adjusted in the same manner as (ix) above.

(xi) In the calculation of the adjustment amounts to be deducted or added under (iii) through (x) above, division shall be performed last, the amounts shall be calculated to the third decimal place, and any fraction beyond the third decimal place shall be discarded.

(i) Ranking

(i) The Class F Preferred Shares rank *pari passu* with UFJ Bank's other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(ii) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank's other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank *pari passu* as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank *pari passu* as to distribution upon liquidation.

10. Amount of net proceeds and use of proceeds

(1) Amount of net proceeds

Aggregate issue price:	700,000,000,000 yen
Approximate estimate of expenses:	3,710,000,000 yen
Amount of net proceeds:	696,290,000,000 yen

(2) Use of proceeds

To be allocated to operating funds

11. Date of issuance

The day following the Payment Date referred to in Item 6 above

12. Name of stock exchange on which the new shares will be listed

Not applicable

13. Name of underwriter

Not applicable

14. Market in which public offering will be made

Not applicable

15. Restriction on transfer set forth in Article 1-7 of the Cabinet Order for Enforcement of the Securities and Exchange Law

Not applicable

16. Agreements between MTFG and UFJ Bank in connection with the holding of the new shares

MTFG, UFJ Bank and UFJ Holdings, Inc. ("UFJ Holdings"), the parent company of UFJ Bank, executed the Basic Agreement of Recapitalization dated September 10, 2004 (the "Basic Agreement"). The material terms and conditions of the Basic Agreement are as follows:

(1) Restriction of exercise of conversion right

(a) MTFG may not exercise the conversion right set forth in Item 9(8) above unless any of the following events occurs (the "Conversion Triggering Events") (unless MTFG otherwise agrees):

(i) Any person other than MTFG or UFJ Holdings (except for such person or company as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*) or transfer of business (*eigyo joto*) between UFJ Holdings and any company other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings;

(iii) Any issuance of any new shares of any class, stock acquisition rights (*shinkabu yoyaku ken*) or bonds with stock acquisition rights (*shinkabu*

yoyaku ken tsuki shasai) by UFJ Holdings is approved by the board of directors of UFJ Holdings;

(iv) (A) Any person or company comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings' equity securities (as defined in Paragraph 1 of Article 27-23 of the Securities and Exchange Law), including shares, stock acquisition rights or bonds with stock acquisition rights (collectively, the "UFJH Equity Securities"); or (B) a tender offer for UFJH Equity Securities commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty percent (20%) (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities as a result of such tender offer; or

(v) The proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings' shares (except in the event that such proposal is not also approved at a general meeting of shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right set forth in Item 9(8) above for all (but not a part) of) the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ Bank of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all of the Class E Preferred Shares Series 1 to the Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(2) Restriction on transfer of the shares of UFJ Bank

Neither MTFG nor UFJ Holdings may, without the prior consent of the other party, transfer, incur a lien on, or otherwise dispose of any shares of UFJ Bank held by such party, to or in favor of any third party including subsidiaries of such party.

(3) MTFG's put option and UFJ Holdings' call option

(a) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by MTFG (the "MTFG Shares") to UFJ Holdings or any third party designated by UFJ Holdings at such respective price as set forth below:

(i) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to certain Criminal Charges set forth in the Basic Agreement), covenants or any other obligations under the Basic

Agreement in any material respect; at a price equal to 130 percent of the acquisition price of the MTFG Shares;

(ii) In the event that the event as set forth in (1)(a)(iv)(A) above has occurred; or a tender offer as set forth in (1)(a)(iv)(B) above commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities; at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below);

(iii) In the event that the proposal for the statutory merger or any other integration of MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings' shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings); at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and

(iv) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the "UFJ Holdings Proposal") is not approved at the general meeting of shareholders of UFJ Holdings to be held with respect to the fiscal year ending March 2005, and either (A) the UFJ Holdings Proposal is not approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005, or (B) the proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than MTFG is approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005 and meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code; at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(b) In the event set forth in (a)(iv) above, UFJ Holdings shall have the right to purchase, or to cause the company designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(c) For the purpose of this Section, the "Accumulated Outstanding Amount of Preferred Dividends" means (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the balance by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares provided in this (3) takes place, calculated on the basis

of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the day of the sale or purchase of the MTFG Shares.

17. Other matters

The total number of shares issued by UFJ Bank and the amount of stated capital

The total number of shares issued

Common Shares:	4,528,782,732
Preferred Shares Series 1:	13,542,000
Class A Preferred Shares Series 1:	200,000,000
Class C Preferred Shares Series 1:	16,989,000
Class D Preferred Shares Series 1:	150,000,000
Class D Preferred Shares Series 2:	150,000,000

Amount of stated capital: 843,582,791,310 yen

II. DESCRIPTION OF SUBSCRIBER

Name of subscriber		Mitsubishi Tokyo Financial Group, Inc.	
Number of shares to be subscribed		3,500,000,000 shares	
Issue price		700,000,000,000 yen	
Information on subscriber	Address	4-1 Marunouchi, 2-chome, Chiyoda-ku, Tokyo	
	Name of representative	Nobuo Kuroyanagi, President and CEO	
	Amount of stated capital*	1,258,052 million yen	
	Business	Bank holding company / securities holding company	
	Large shareholders*	Japan Trustee Service Bank, Ltd. (Trust Account)	6.32%
		Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%
		State Street Bank and Trust Company	3.31%
		Hero & Co.	2.75%

			Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Retirement Payment Account)	2.70%
			The Tokio Marine & Fire Insurance Co., Ltd.	2.26%
Relationship with subscriber	Capital	The number of shares of MTFG held by us*	None	
		The number of our shares held by MTFG*	None	
	Business	Trade	None	
		Other	None	
		Personnel	None	
Information on holding of shares			None	

*As of March 31, 2004

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 17, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Press Release

September 17, 2004

Mitsubishi Tokyo Financial Group, Inc
UFJ Holdings, Inc.
UFJ Bank Limited

Capital Injection from Mitsubishi Tokyo Financial Group

Tokyo, September 17, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (President and CEO, Nobuo Kuroyanagi, MTFG) and UFJ Holdings, Inc. (President and CEO, Ryosuke Tamakoshi, UFJ) and its subsidiary, UFJ Bank Limited (President, Takamune Okihara, UFJ Bank) announced today that the Capital Injection from MTFG to UFJ Bank based on the agreement on September 10, 2004 was completed today.

1. Name of newly issued shares
   Class E Preferred Shares Series 1 of UFJ Bank Limited (the "Class E Preferred Shares Series 1")

2. Number of shares to be issued
   3,500,000,000 shares

3. Issue Price
   200 yen per share

4. Aggregate issue price
   700 billion yen

5. Payment date
   September 17, 2004

6. Date of the effect of the newly issued shares
   September 18, 2004

Please refer to the Press Release on September 10, 2004 "Mitsubishi Tokyo Financial Group's Cooperation in Strengthening of UFJ Group's Capital" for the details of the Class E Preferred Shares Series 1.